BAYTEX PROVIDES UPDATE ON THE IMPACT OF THE ALBERTA WILDFIRES

CALGARY, ALBERTA (May 8, 2023) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) is providing an update on the impact of the wildfires in Alberta to its operations.

As a result of the shut-in of third-party infrastructure in west-central and northwest Alberta, approximately 10,000 boe/d (70% crude oil) of sales volumes has been curtailed since the evening of May 5, 2023. Currently, approximately 60% of the curtailed volumes remain on-line and are producing into inventory. We continue to monitor the situation and will provide an update when appropriate.

Baytex is incredibly proud of how our personnel have responded with sound, safety-focused decision making. We would like to thank the emergency responders and firefighters who are protecting our communities.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com